United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2003

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X      Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___        No  X

CONTENTS
* Notice to shareholders dated April 28th., 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: April 28, 2003

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. NOTICE TO SHAREHOLDERS PAYMENT OF DIVIDENDS

In the General Ordinary Shareholders' Meeting of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., held the 24th of April of 2003 in Monterrey, Nuevo Leon, the following was adopted:

To pay as a dividend in cash the amount of MXN$202'049,100.00 (TWO HUNDRED TWO MILLION, FORTY-NINE THOUSAND ONE HUNDRED PESOS WITH 00/100) equivalent to MXN$0.22 (twenty two cents) per share for each one of the -918,405,000- shares issued by GRUPO INDUSTRIAL MASECA, S.A. DE. C.V and outstanding, and with voting rights, being applied to the 2002 fiscal year net profit. This payment shall be made in cash in one exhibition as of the 7th (seventh) day of May 2003.

The payment will be made at the offices of S.D. Indeval, S.A. de C.V., located in Paseo de la Reforma, No. 255, Col. Cuauhtemoc, Mexico, D.F. for the share certificates deposited in aforementioned Institution and will be made against the presentation and exchange of the receipts referred in the third paragraph of the article 74 of the Mexican Securities Law (''Ley del Mercado de Valores''').

For those shareholders in possession of their share certificates, they can collect their payment of dividends during office hours in the offices of the Company located in Av. La Clinica No. 2520, Col. Sertoma, Edificio Delta, 1st Floor, in Monterrey, Nuevo Leon, Mexico 64710.

Monterrey, N.L. April 28, 2003

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

SALVADOR VARGAS GUAJARDO
Secretary of the Board of Directors

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

The undersigned, being the Secretary to the Board of Directors of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., HEREBY CERTIFIES:

That the General Ordinary Shareholders' Meeting held on April 24, 2003 adopted the resolutions that are summarized as follows:

FIRST: Approved the report and the financial statements of the Company presented to the shareholders by the Board of Directors of GRUPO INDUSTRIAL MASECA, S.A. DE C.V. and of its subsidiaries in which it holds the majority of stock and where its participation on them exceeds the 20% of the Company's equity, regarding the Fiscal Year from January 1 through December 31, 2002, based on the report issued by the Statutory Auditor.

SECOND: The Annual Report of the activities performed by the Audit Committee regarding the 2002 Fiscal Year was submitted.

THIRD: Approved the proposal for the application of results, as follows:

The fiscal year net profit, which ascended to MXN$363'065,000.00 (THREE HUNDRED SIXTY-THREE MILLION, SIXTY-FIVE THOUSAND PESOS WITH 00/100), was agreed to be applied as follows:

a) Considering the fact that the legal reserve already has integrated the equivalent to 20% (twenty percent) of the capital stock, no provision is made with respect to this concept, as set forth by article 20 of the General Law of Mercantile Corporations.
b) Pay as a dividend MXN$202'049,100.00 (TWO HUNDRED TWO MILLION, FORTY-NINE THOUSAND ONE HUNDRED PESOS WITH 00/100) equivalent to MXN$0.22 (twenty two cents) per share for each one of the -918,405,000- shares issued and outstanding, and with voting rights, being applied to the 2002 fiscal year net profit. This payment shall be made in cash in one exhibition against the presentation and exchange of the receipt referred in the third paragraph of the article 74 of the Mexican Securities Law (''Ley del Mercado de Valores''), as of the 7th (seventh) day of May 2003, for which the corresponding publication shall be made for the awareness of all the shareholders.

FOURTH: Approved the proposal to set the maximum amount of funds that can be destined to the purchase of the Company's own shares and a report of the operations carried out with the Company's own shares in the 2002 Fiscal Year was submitted.

FIFTH: Elected the Directors and the Chairman, Secretary and Statutory Auditor, Proprietary and Alternates, and approved their compensation for their attendance to the Board Meetings, as follows:

PROPRIETARY DIRECTORS	ALTERNATES DIRECTORS
DON ROBERTO GONZALEZ BARRERA	C.P. JUAN A. QUIROGA GARCIA
ING. JOSE DE LA PENA ANGELINI	ING. LEONEL GARZA RAMIREZ
LIC. ROBERTO GONZALEZ MORENO	LIC. RAUL CAVAZOS MORALES
DR. EDUARDO LIVAS CANTU	LIC. ALFREDO LIVAS CANTU
ING. JAVIER VELEZ BAUTISTA	C.P. SERGIO GARCIA BOULLE
C.P. ROMAN MARTINEZ MENDEZ	ING. HOMERO HUERTA MORENO
ING. RODOLFO F. BARRERA VILLARREAL	ING. JESUS L. BARRERA LOZANO
ING. ALEJANDRO ALVAREZ GUERRERO	ING. JAVIER A. ALVAREZ FIGUEROA
ING. HECTOR RANGEL DOMENE	DR. JAIME ALATORRE
ING. JUAN B. GUICHARD MICHEL	ING. JUAN DAVID MICHEL
LIC. CARLOS HANK GONZALEZ	LIC. EDUARDO SASTRE DE LA RIVA
ING. ERNESTO ENRIQUEZ USO	LIC. ALEJANDRO ENRIQUEZ LARRONDO

MR. ROBERTO GONZALEZ BARRERA was ratified as the Chairman of the Board of Directors.
MR. SALVADOR VARGAS GUAJARDO was appointed as a non-Director Secretary and MR. GUILLERMO ELIZONDO RIOS as his Alternate.
MR. HUGO LARA SILVA was appointed as Proprietary Statutory Auditor and MR. CARLOS ARREOLA ENRIQUEZ as his Alternate.
The Directors' and Statutory Auditor's compensation for their attendance to the Board Meetings was approved.

SIXTH: Appointed the members of the Audit Committee and their compensation for their attendance to the Audit Committee meetings and the execution of their duties and any previous studies and analysis made for this purpose was determined, as follows:

AUDIT COMMITTEE

CHAIRMAN:	DR. EDUARDO LIVAS CANTU
MEMBER:	ING. JAVIER VELEZ BAUTISTA
MEMBER:	C.P. ROMAN MARTINEZ MENDEZ

SEVENTH: Appointed the special delegates for the formalization of the resolutions adopted by the shareholders' meeting.

Monterrey, N.L. April 25, 2003

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS